Exhibit 99.(a)(1)(J)

Form of

E-Mail Confirmation Notice

To:      [Employee Name]

From: [Human Resources]

Date:  [March 7, 2003]

Re:     Confirmation of Participation in the Offer to Exchange

Thank you for your participation in Medarex, Inc.’s (the “Company”) Exchange Offer (the “Offer”). Terms not explicitly defined in this Notice will have the same definitions as used in the Offer to Exchange. The Eligible Option(s) held by you that have been cancelled effective March 7, 2003 are identified on the following page entitled “Stock Options and Awards Cancelled.”

On or after September 8, 2003, subject to your continued employment with the Company, the Company will grant you a Replacement Option, which will represent the right to purchase the number of shares of our common stock subject to the Eligible Options multiplied by the following exchange ratio (rounded up to the nearest whole share):

•	For Eligible Options that have an exercise price of between $10.00 per share and $24.99 per share, the exchange ratio is equal to 0.67 of a share of our common stock.

•	For Eligible Options that have an exercise price of $25.00 per share or higher, the exchange ratio is equal to 0.50 of a share of our common stock.

The Replacement Options will have an exercise price equal to the average of the high and low sales prices of our common stock as reported on the Nasdaq National Market on the date the Replacement Options are Granted.

A summary of your Eligible Employee Options is available upon request via email to optionexchange@medarex.com. If you have any other questions regarding the above, please contact Anthony Marucci in our Princeton, New Jersey office at (609) 430-4214, or David Wilson in our Milpitas, California office at (408) 545-2722. Alternatively, you may reach either Anthony or David via e-mail at optionexchange@medarex.com.

STOCK OPTIONS AND AWARDS CANCELLED

Medarex, Inc.									Page:1
Date:
Time:

Name	ID	Number	Grant Date	Plan	Cancel Date	Cancel Reason	Shares	Price	Total Price

TOTALS
Hi
Avg
Lo